UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(State or other jurisdiction of incorporation or organization)

1-32575

(Commission File Number)

Shell Centre, London, SE1 7NA, United Kingdom

(Address of principal executive offices) (Zip Code)

Sean Ashley, Company Secretary

Tel No: 0044-20-7934-1234

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section I – Conflict Minerals Disclosure

Conflict Minerals Disclosure for the year ended December 31, 2024:

Item 1.01	Conflict Minerals Disclosure

Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act defines conflict minerals as cassiterite (tin), columbite-tantalite (tantalum), gold, wolframite (tungsten), or their derivatives (“Conflict Minerals”). In 2024, Shell plc and its subsidiaries (“Shell”) manufactured and sold the following products that contained Conflict Minerals: catalysts, electric vehicle (“EV”) charge points (Ubitricity), EV charging stations (Shell Recharge Solutions (SRS)), charging solutions (SBRS Gmbh), solar power equipment (Daystar) and battery storage systems and EV charging converters (sonnen). Other than the noted products, Shell does not believe any of its other products manufactured and sold in 2024 contained any Conflict Minerals.

Shell’s Relationship with Its Suppliers

Our approach to suppliers and contractors is set out in our Shell General Business Principles and Shell Supplier Principles, which outline what we expect from suppliers. These principles cover requirements such as business integrity, health and safety, and human rights.

Shell aims to work with suppliers that behave in an economically, environmentally and socially responsible manner. We seek to develop and strengthen relationships with suppliers who are committed to the principles set out in our Shell General Business Principles and Shell Supplier Principles or to similar standards through their own activities and the management of their own suppliers. Building strong relationships with our contractors and suppliers is essential to delivering new projects and running our operations.

In our model procurement contracts, suppliers agree to adhere to our general business principles and supplier principles. Suppliers are required to comply with all applicable laws and regulations of the country or countries in which they do business and agree to provide and maintain safe and healthy working conditions for all supplier personnel.

Parts of our supply chain may pose higher risk due to the location and type of goods and services procured. We carry out risk assessments of our supply chain based on the location and type of goods and services procured. For example, for certain locations we use external risk indices to check potential risks in areas such as health and safety, and human rights. For types of goods and services, we identify sectors where there may be higher risks of unethical labour practices for migrant workers.

Our Reasonable Country of Origin Inquiry (‘RCOI’)

We conducted a good faith RCOI with our suppliers regarding the Conflict Minerals contained in the products identified above to determine whether any Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and/or may have been from recycled or scrap sources. This inquiry included obtaining from relevant suppliers of the Conflict Minerals certifications regarding the origin of such Conflict Minerals. Supplier responses were reviewed for completeness. Follow-up action with suppliers was conducted where necessary to seek clarification and request resubmission of a certification if the initial certification submitted was incomplete or contained unclear information. Shell's country of origin inquiry included obtaining from our suppliers a written declaration, with most responding in the form of the Conflict Minerals Reporting Template (“CMRT”) promulgated by the Responsible Minerals Initiative (“RMI”).

Results of our RCOI

•    Catalysts: We requested certifications from all three relevant suppliers and received responses from all three. Per the suppliers’ responses, for two suppliers we determined that the Conflict Minerals contained in those products did not come from the Covered Countries, and for one supplier, we determined that the Conflict Minerals contained in those products originated in the Covered Countries but were sourced from exclusively Conflict-Free material from RMI-certified1 smelters.

•    EV charge points (Ubitricity): We requested certifications from all two relevant suppliers and received responses from both. Per the suppliers’ responses, we determined that the Conflict Minerals contained in those products originated in the Covered Countries.

•    EV charging stations (SRS): We requested certification from the one relevant supplier and received their response. Per the supplier’s response, we determined that the Conflict Minerals contained in those products did not come from the Covered Countries.

•    Charging solutions (SBRS GmbH): We requested certifications from all 33 relevant suppliers. We received responses from all and followed up with three suppliers to clarify their responses. Per certain suppliers’ responses, we determined that the Conflict Minerals contained in these products either originated in the Covered Countries or the supplier was unable to determine if the Conflict Minerals originated in the Covered Countries.

•    Battery storage systems and EV charging converters (sonnen): We requested certifications from all 74 relevant suppliers; of those, 73 responded. We took follow-up actions by repeatedly contacting the remaining two suppliers but did not receive a response from them. Per the suppliers’ responses, we determined that the Conflict Minerals contained in these products either originated in the Covered Countries or the supplier was unable to determine if the Conflict Minerals originated in the Covered Countries.

•    Solar power equipment (Daystar): We requested certifications from all 30 relevant suppliers. Of those, 26 suppliers responded. We repeatedly contacted the remaining four suppliers but did not receive a response from them. Per the suppliers’ responses, we determined that the Conflict Minerals contained in these products either originated in the Covered Countries or the supplier was unable to determine if the Conflict Minerals originated in the Covered Countries.

We plan to continue raising awareness of Conflict Minerals across our supply chains, driving transparency with suppliers, and managing risks accordingly.

We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD.

This Conflict Minerals Disclosure is also available on Shell's website: http://www.shell.com

1 RMI-certified refers to conformance with the Responsible Minerals Initiative’s Responsible Minerals Assurance Process (“RMAP’).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Shell plc
(Registrant)

/s/ Machteld de Haan	May 28, 2025
Maachteld de Haan	(Date)
Title: President, Downstream, Renewables and Energy Solutions